[Letterhead of Eilenberg & Krause LLP]


                                                                  April 15, 2005


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Attention:    Mr. Daniel Gordon, Branch Chief
              Mr. Martin James, Senior Assistant Chief Accountant
              Mr. Tom Dyer, Staff Accountant

              Re:   Life Medical Sciences, Inc.
                    Form 10-KSB for the year ended December 31, 2004 File No. 000-20580

Gentlemen:

      We are counsel to the above-referenced registrant (the "Company"). Set forth below are the Company's responses to the comments contained in the letter from the Staff dated March 24, 2005 (the "Staff Letter"). For your convenience, the captions and numbers of the responses correspond to the captions and numbers of the comments contained in the Staff Letter.

      As discussed, following the Staff's review of this letter and resolution of all comments, the Company will file an amendment to its annual report on Form 10-KSB for the year ended December 31, 2004 (the "Amendment") reflecting the revised disclosure.

      Form 10-KSB for the Fiscal Year Ended December 31, 2004

      Item 8A. Controls and Procedures

      1. The disclosure will be revised in the Amendment to (i) refer to the correct Exchange Act rules governing disclosure controls and procedures, which are Rules 13a-15(e) and 15d-15(e), (ii) address the certifying officer's conclusions regarding the effectiveness of the Company's disclosure controls and procedures and (iii) to substitute after the word "effective" language similar in all material respects to the language contained in the two-sentence Rule 13a-15(e) definition of "disclosure controls and procedures". A new paragraph describing inherent limitations in the design and operation of control systems will be included as well. Attached as
            Exhibit 1 is revised disclosure that the Company intends to include in the Amendment in response to the Staff's comment.


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Securities and Exchange Commission
April 15, 2005
Page 2

      2. As required by Item 308(c) of Regulation S-B, the disclosure will be revised in the Amendment to indicate that there was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2004 that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

      Statements of Operations and Statements of Cash Flows - Pages F-4 and F-6

      3. As indicated in NOTE G, the Company has participated in a program established by the State of New Jersey entitled Tax Benefit Transfer Program under which accumulated loss carryforwards may be sold with the proceeds used to fund operating expenses. Cash flows from these transactions do not represent either an investment in or financing provided to the Company. Under SFAS 95, as amended, cash flows from investing activities include making and collecting loans and acquiring of debt or equity instruments and property, plant and equipment and other productive assets, that is, assets held for or used in production of goods or services by the enterprise. Cash flows from financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation and obtaining and paying for the resources obtained from creditors on long-term contracts. Cash flows from operations include all transactions and other events that are not defined as investing or financing activities. The Company believes that the sale of the State tax NOL's is analogous to a tax refund which arose from prior years' operations of the Company and is occasioned by the reduction in both the NOL and the valuation allowance against the deferred tax benefit. Therefore the impact of the sale of the State tax NOL's is appropriately presented as a benefit for income taxes in the Statement of Operations. The treatment as a benefit for income taxes on the Statement of Operations is consistent with the Company's prior filings. Although the Company is not aware of specific accounting guidance addressing this type of transaction, it has observed other New Jersey company filings, which have reflected the sale of the NJ State tax NOL's in the same fashion.

      Note C. Acquired Technology - Page F-9

      4. As described in NOTE F (1), the Acquired Technology was purchased for approximately 6,896,000 shares of the Company's restricted common stock. The fair value of the technology of $344,000 includes
            (i) $330,000, representing the estimated fair value of the shares (the estimated fair value is derived from a contemporaneous private placement of Series C Convertible Preferred Stock and related warrants described in NOTE F (2)), (ii) $11,000 in transaction-related costs and (iii) $3,000 representing the fair value of the options issued as a finder's fee to Dr. Gere diZerega as described in the referenced footnote.


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Securities and Exchange Commission
April 15, 2005
Page 3

            Prior to the acquisition of the technology and the Series C financing, the then $.20 per share market value of the Company's common stock was considered along with recognizing that the Company's stock was thinly traded (averaging 9,800 shares per day from January 1, 2003 through April 1, 2003). The Company believed that the Series C financing was a true indicator of the underlying fair values. As more fully discussed in Note F[2], the Company completed the Series C financing at approximately the same time.

            604,000 units were sold at $1.20 per unit in the Series C financing. Each unit consisting of one share of Series C preferred stock convertible into 10 shares of common stock and two warrants exercisable for common stock.

            The Company computed the fair value of the two warrants issued in the Series C financing using the $0.38 quoted market price of the common stock on March 31, 2003. The warrants had a strike price of $.12 per warrant. The fair values of the warrants (approximately $0.30 and $0.26) were computed using the Black Scholes pricing model and the fair value of the preferred stock was based on the underlying common stock into which it was convertible representing 40% of the allocated proceeds.

            In accounting for the Series C financing, the Company allocated the relative fair values to the preferred stock and warrants. The amount ascribed to the preferred stock (based on the underlying common stock into which it was convertible) was approximately $.0478 per share. The Company concluded that the amount recorded of $330,000 (6,895,561 restricted shares issued multiplied by $.0478) was the fair value of the polymer technology based upon the underlying fair value of the common stock in an arms length transaction with third parties and based upon management's assessment of the fair value of the technology.

            In selecting a useful life of 5 years, the Company considered the stage of development, the estimated period during which patent protection could be enforced, which would go well beyond five years from the acquisition date, the development cycle time for medical devices of the type envisioned by the Company based on such technology, as well as potential technology obsolescence over time.

            The Company notes the Staff's request to revise future filings and will incorporate appropriate disclosure on how the Company determined the fair value of the acquired technology and the useful life of the polymer technology beginning with the first quarter ended March 31, 2005 10-QSB filing.

      5. The fair value of the options to purchase 100,000 shares of common stock issued to Dr. diZerega as a finder's fee was determined to be $3,000 at the time of the transaction using the Black Scholes pricing model. As indicated above, this amount was included in the calculation of the fair value of the Acquired Technology.


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Securities and Exchange Commission
April 15, 2005
Page 4

            The Company notes the Staff's request to revise future filings and will incorporate appropriate disclosure on how the Company accounted for the grant of the options to Dr. diZerega beginning with the fist quarter ended March 31, 2005 10-QSB filing.

      Note F. Stockholders' Equity

      (4) Options - Page F-11

      6. The Company did not record compensation expense in connection with the issuance on April 23, 2004 of the referenced option to purchase 50,000 shares of common stock for the following reasons: 1) the grant was in recognition of past services rendered by the director while serving as a director; 2) the recipient was a member of the Company's Board of Directors on the date of the grant; and 3) the exercise price for the shares covered by the grant was equal to the market price on the date of the grant.

      Exhibit 31.1

      7. In accordance with the Staff's comment, the Amendment will include the entire filing together with the certification of the Company's CEO/CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B, as adjusted in accordance with Section III. E. of SEC Release No. 33-8238 regarding the omission of certain information relating to internal control over financial reporting. Attached as Exhibit 2 is the form of exhibit 31 certification that will be included in the Amendment.

      Attached as Exhibit 3 is an Explanatory Note that the Company intends to include in the Amendment immediately prior to Item 1. Business Description. The Explanatory Note describes the changes effected by the Amendment, which includes some non-substantive changes in addition to those requested by the Staff.

      Please contact the undersigned at (212) 986-9700 should you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

                                              Very truly yours,

                                              /s/ Keith Moskowitz
                                              Keith Moskowitz

cc:   Robert Hickey, CEO
      Life Medical Sciences, Inc.

      Michael Gawley, CPA
      Eisner LLP


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                                                                       EXHIBIT 1

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

      The chief executive officer who is also the chief financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e); collectively, "Disclosure Controls") as of the end of the period covered by this annual report (the "Evaluation Date") has concluded that as of the Evaluation Date, our Disclosure Controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information relating to our company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

      In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our internal control of financial reporting that occurred during the quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

      The Company's management, including the chief executive officer and chief financial officer, who are the same person, does not expect that our Disclosure Controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.


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                                                                       EXHIBIT 2

EXHIBIT 31.1 CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER PURSUANT TO EXCHANGE ACT RULE 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      I, Robert P. Hickey, certify that:

      1. I have reviewed this annual report on Form 10-KSB/A of Life Medical Sciences, Inc.;

      2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

      4. The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

            a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

            b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

            c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

      5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

            a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

            b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting; and

      6. The small business issuer's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: April _, 2005

                                        By: /s/ Robert P. Hickey
                                             ------------------------
                                             Robert P. Hickey Chief  Executive
                                             Officer and Chief Financial Officer


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                                                                       EXHIBIT 3

                                EXPLANATORY NOTE

      Life Medical Sciences, Inc. is filing this amendment to its Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 14, 2005 (the "Original Filing") to:

      o     amend and restate Item 8A. Controls and Procedures;

      o revise references to information incorporated by reference from the Company's definitive proxy statement in Part III to reflect that the definitive proxy statement has been filed, as well as correct the captions to Items 13 and 14;

      o include as exhibits a revised Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as well as a re-executed version of the Certification pursuant to Section 906 of that Act, each dated as of the date of filing this amendment; and

      o include a revised Consent of Independent Registered Public Accounting Firm required as a result of the revisions discussed above.


      Except for the amendments described above, this Form 10-KSB/A does not modify or update in any material respect other disclosures in, or exhibits to, the Original Filing.